UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company (issuer))

MRSL Merger Co.

(Offeror) a direct wholly owned subsidiary of

MRSK Hold Co.

(Parent of Offeror)

Mill Road Capital II, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

MRSK Hold Co.

Attn: Thomas E. Lynch

382 Greenwich Ave., Suite One

Greenwich, Connecticut 06830

Telephone: (203) 987-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Peter M. Rosenblum, Esq.

Joseph J. Basile, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, Massachusetts 02210

(617) 832-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$210,274,294	$21,175***

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.35 (i.e., the per share tender offer price) by (y) the sum of (a) 28,800,219, the number of shares of common stock issued and outstanding, plus (b) 2,576,792, the number of shares of common stock issuable pursuant to outstanding stock options, plus (c) 1,478,164, the number of shares of common stock subject to restricted stock unit awards, plus (d) 258,887, the number of shares of common stock subject to performance stock units. The foregoing share figures have been provided by the issuer to the offeror and are as of August 25, 2016.
**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,175	Filing Party: MRSL Merger Co., MRSK Hold Co. and Mill Road Capital II, L.P.
Form of Registration No.: Schedule TO	Date Filed: September 1, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on September 1, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by MRSL Merger Co., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of MRSK Hold Co., a Delaware corporation (“Parent”), which is a direct wholly owned subsidiary of Mill Road Capital II, L.P., a Delaware limited partnership (“Mill Road”), relating to the offer by Purchaser to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer by Mill Road or by Parent, Purchaser, Skullcandy or any of their wholly owned subsidiaries, at a price of $6.35 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2016 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Initially capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 15—“Certain Legal Matters—Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the fourth paragraph thereunder:

“On September 6, 2016, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRSL Merger Co.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Vice President

MRSK Hold Co.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Vice President

Mill Road Capital II, L.P.
By:	Mill Road Capital II GP LLC
Its General Partner

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Management Committee Director

Dated: September 8, 2016